UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tempo Automation Holdings, Inc.

(f/k/a ACE Convergence Acquisition Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88024M108

(CUSIP Number)

David Y. Ko

ACE Equity Partners LLC

31, Nonhyeon-ro, 36-gil, Gangnam-gu

Seoul, Korea 06296

(82) 2 541 6690

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. ACE SO5 Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,377,428
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,377,428

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0% (1)
14.	Type of Reporting Person: CO

(1)	Percentage is based on 27,284,003 shares of common stock of Tempo Automation Holdings, Inc. (f/k/a ACE Convergence Acquisition Corp.) (the “Issuer”), par value $0.0001 per share (“Common Stock”), outstanding, which is the sum of (i) the 26,392,289 shares of Common Stock outstanding as of November 22, 2022, based on information provided by the Issuer, and (ii) the 891,714 shares of Common Stock issuable upon exercise of Private Placement Warrants of the Issuer held directly by ACE SO5 Holdings Limited.

1.	Names of Reporting Persons. ACE Equity Partners International Pte Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,473,122
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,473,122

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,122
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% (1)
14.	Type of Reporting Person: CO

(1)	Percentage is based on 27,284,003 shares of Common Stock outstanding, which is the sum of (i) the 26,392,289 shares of Common Stock outstanding as of November 22, 2022, based on information provided by the Issuer, and (ii) the 891,714 shares of Common Stock issuable upon exercise of Private Placement Warrants of the Issuer held directly by ACE SO5 Holdings Limited. ACE Equity Partners International Pte Ltd. is the sole owner of the voting equity of ACE SO5 Holdings Limited.

1.	Names of Reporting Persons. ACE Equity Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,461,872
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,461,872

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,461,872
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% (1)
14.	Type of Reporting Person: OO

(1)	Percentage is based on 27,848,447 shares of Common Stock outstanding, which is the sum of (i) the 26,392,289 shares of Common Stock outstanding as of November 22, 2022, based on information provided by the Issuer, and (ii) the 1,360,464 shares of Common Stock issuable upon exercise of Private Placement Warrants of the Issuer held directly by ACE SO5 Holdings Limited and an entity owned by ACE Equity Partners LLC. ACE Equity Partners International Pte Ltd. (“AEPI”) is the sole owner of the voting equity of ACE SO5 Holdings Limited. The sole shareholder of AEPI is ACE Equity Partners LLC, which is wholly owned and controlled by David Y. Ko.

1.	Names of Reporting Persons. David Y. Ko
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,461,872
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,461,872

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,461,872
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% (1)
14.	Type of Reporting Person: IN

(1)	Percentage is based on 27,848,447 shares of Common Stock outstanding, which is the sum of (i) the 26,392,289 shares of Common Stock outstanding as of November 22, 2022, based on information provided by the Issuer, and (ii) the 1,360,464 shares of Common Stock issuable upon exercise of Private Placement Warrants of the Issuer held directly by ACE SO5 Holdings Limited and an entity owned by ACE Equity Partners LLC. AEPI is the sole owner of the voting equity of ACE SO5 Holdings Limited. The sole shareholder of AEPI is ACE Equity Partners LLC, which is wholly owned and controlled by David Y. Ko.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer (as defined below) and amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission on February 7, 2022 (the “Original Schedule 13D” and as so amended, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Tempo Automation Holdings, Inc., a Delaware corporation (f/k/a ACE Convergence Acquisition Corp.) (the “Issuer”), whose principal executive offices are located at 2460 Alameda Street, San Francisco, CA 94103.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a-c, f) This Schedule 13D is filed by ACE SO5 Holdings Limited, a company formed in the British Virgin Islands (“ACE SO5”), ACE Equity Partners International Pte Ltd., a company formed in Singapore (“AEPI”), ACE Equity Partners LLC, a limited liability company formed in South Korea, and David Y. Ko, a United States citizen (collectively, the “Reporting Persons” and each, a “Reporting Person”).

ACE SO5 is an entity formed for the purpose of holding certain of the securities reported herein. The principal business of AEPI, ACE Equity Partners LLC and Mr. Ko is the business of investing in securities.

The principal business address of each of ACE SO5 and AEPI is 8 Marina View, Asia Square Tower 1, #43-01, Singapore 018960. The principal business address of each of ACE Equity Partners LLC and Mr. Ko is 31, Nonhyeon-ro, 36-gil, Gangnam-gu, Seoul, Korea 06296.

Denis Tse, a citizen of Hong Kong, is the director of ACE SO5. Mr. Tse disclaims beneficial ownership of securities held by ACE SO5.

(d) Each Reporting Person and, to the best of its knowledge, each other person named in this Item 2, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each Reporting Person and, to the best of its knowledge, each other person named in this Item 2, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by the following:

On November 22, 2022, pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of August 12, 2022, as amended (the “Merger Agreement”), entered into by and among the Issuer, ACE Convergence Subsidiary Corp., a wholly owned subsidiary of the Issuer (“Merger Sub”), and Tempo Automation, Inc. (“Tempo”), Merger Sub merged with and into Tempo, with Tempo as the surviving corporation and a wholly owned subsidiary of the Issuer (the “Business Combination”). After the closing of the Business Combination, the Issuer changed its name to “Tempo Automation Holdings, Inc.”

In connection with the Business Combination, the Issuer domesticated as a Delaware corporation (the “Domestication”). Immediately prior to the Domestication, ACE SO5 Holdings Limited received 485,714 Issuer Class A Ordinary Shares in exchange for the 755,930 Issuer Class B Ordinary Shares held by it. These Class A Ordinary Shares were then converted into shares of Issuer Common Stock in the Domestication. The 485,714 shares include 135,000 shares subject to forfeiture if the vesting conditions set forth in the Third Amendment to the Sponsor Support Agreement, dated as of September 7, 2022, as amended from time to time, entered into in connection with the Business Combination by and among the Issuer, Tempo and the other parties thereto are not met.

In connection with the Business Combination, entities owned by ACE Equity Partners LLC: (i) purchased 200,000 shares of Common Stock directly from the Issuer at $10 per share (the “Purchased PIPE Shares”), and received an additional 320,000 shares for no additional consideration as incentive shares, and (ii) acquired 95,694 shares of Common Stock for shares of Tempo common stock held immediately prior to the closing of the Business Combination. The Purchased PIPE Shares held by such entity were purchased on November 22, 2022, using funds from such entity’s parent company.

As of the closing of the Business Combination, ACE SO5 directly held 891,714 Private Placement Warrants, and an entity owned by ACE Equity Partners LLC directly held 468,750 Private Placement Warrants. The Private Placement Warrants held by such entity were acquired on May 19, 2022, from a third party in satisfaction of a debt owed to an affiliate of ACE Equity Partners LLC. The Private Placement Warrants become exercisable 30 days after the completion of the Business Combination.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:

(a) - (b) Calculations of the percentage of Shares beneficially owned assumes a total of 26,392,289 shares of Common Stock outstanding after the closing of the Business Combination based on information provided by the Issuer, and also takes into account any shares of Common Stock issuable upon exercise of any Private Placement Warrants beneficially owned by a Reporting Person, as applicable.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof: (i) ACE SO5 directly holds 485,714 shares of Common Stock and Private Placement Warrants exercisable for 891,714 shares of Common Stock, (ii) AEPI directly holds 95,694 shares of Common Stock, and (iii) an affiliate controlled by ACE Equity Partners LLC directly holds Private Placement Warrants exercisable for 468,750 shares of Common Stock.

AEPI is the sole owner of the voting equity of ACE SO5. The sole shareholder of AEPI is ACE Equity Partners LLC, which is wholly owned and controlled by David Y. Ko. ACE Equity Partners LLC controls an affiliate that directly holds Private Placement Warrants exercisable for 468,750 shares of Common Stock, and therefore, ACE Equity Partners LLC and Mr. Ko may be deemed to beneficially own the shares underlying such warrants.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c) Except as described in this Amendment No. 1, none of the Reporting Persons and, to the best of their knowledge, none of the other person named in Item 2 above, has effected any transactions in Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement

On January 27, 2022, ACE SO5 executed a joinder to the Registration Rights Agreement, dated as of July 27, 2020, previously entered into by and among the Issuer and the other parties thereto (the “Registration Rights Agreement”), pursuant to which certain holders identified therein are entitled to certain registration rights, including limited demand registrations and customary “piggyback” registration rights. On November 22, 2022, in connection with the consummation of the Business Combination, the Registration Rights Agreement was amended and restated, pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Issuer common stock and other equity securities of the Issuer held by the parties thereto from time to time.

Lock-Up Agreement

On November 22, 2022, in connection with the consummation of the Business Combination, ACE SO5 entered into a Lock-Up Agreement with the Issuer and the other parties thereto, pursuant to which ACE SO5 agreed not to, without the prior written consent of the Issuer, during a lock-up period of 365 days, unless earlier released, and subject to certain exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position any Issuer common stock or any securities convertible into or exercisable or exchangeable for Issuer common stock issued or issuable to such party pursuant to the Merger Agreement (such shares, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, if at any time before 365 days after the closing of the Business Combination (the “Closing”), (x) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing results in all of the public stockholders of the Issuer having the right to exchange their shares of Issuer common stock for cash securities or other property, or (y) the closing price of the Issuer common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the Closing, then ACE SO5’s Lock-Up Shares will be automatically released from the lock-up restrictions, in the case of clause (y) above, as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Item 7.	Materials to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

5.	Third Amendment to Sponsor Support Agreement, dated as of September 7, 2022, by and among the Issuer, Sponsor and the other parties thereto (incorporated by reference to Annex B-4 to the Issuer’s Form 424B3 filed on November 1, 2022).
6	Amended and Restated Registration Rights Agreement, dated as of November 22, 2022, by and among the Issuer, Sponsor and the other parties thereto.
7	Lock-Up Agreement, dated as of November 22, 2022, by and among the Issuer, Sponsor and the other parties thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2022

ACE SO5 HOLDINGS LIMITED

By:	/s/ Denis T. Tse
Name:	Denis T. Tse
Title:	Director

ACE EQUITY PARTNERS INTERNATIONAL PTE LTD.

By:	/s/ Denis T. Tse
Name:	Denis T. Tse
Title:	Chief Executive Officer

ACE EQUITY PARTNERS LLC

By:	/s/ David Y. Ko
Name:	David Y. Ko
Title:	Chief Executive Officer

DAVID Y. KO

By:	/s/ David Y. Ko
Name:	David Y. Ko